Exhibit 99.1

WPP Group plc has  submitted  the J. Walter  Thompson  Company  U.S.  Employees'
Profit Sharing and Matched Savings Plan, the Hill and Knowlton, Inc. 401K Matched Savings Plan, the Myshare Retirement Plan and the Ogilvy & Mather Profit Sharing Retirement and 401(k) Plan (collectively, the "Plans") to the Internal Revenue Service ("IRS") and undertakes that it will submit any amendments to any of the Plans to the IRS in a timely manner. WPP Group plc also undertakes that it will, or will cause its subsidiaries to, make all changes required by the IRS in order to qualify the Plans under Section 401 of the Internal Revenue Code of 1986, as amended.


                                      II-10